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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of AUGUST 2002

                        THE DESCARTES SYSTEMS GROUP INC.
                 (Translation of registrant's name into English)



                                120 Randall Drive

                                Waterloo, Ontario

                                 Canada N2V 1C6

                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F  [ ]             Form 40-F  [X]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes  [ ]                  No  [X]


     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.]


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     The attached PRESS RELEASE regarding the results for the second quarter ended July 31, 2002 was issued by the Company on August 22, 2002, and is filed herewithin as Exhibit I.

     The attached PRESS RELEASE regarding the expiration of the Company's offer to purchase for cancellation up to U.S. $51,428,571 aggregate principal amount of its 5.50% Convertible Unsecured Subordinated Debentures due June 30, 2005 was issued by the Company on September 7, 2002, and is filed herewith as Exhibit II.






















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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  THE DESCARTES SYSTEMS GROUP INC.

                                            (Registrant)




Date: September 20, 2002          By:     /s/ Colley Clarke
                                          -----------------
                                  Name:   Colley Clarke

                                  Title: Executive Vice President, Finance and Chief Financial Officer













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                                    EXHIBITS


             Exhibit No.                 Description
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                  I                      Press Release dated August 22, 2002.
                 II                      Press Release dated September 7, 2002.
















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